Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS THIRD QUARTER 2008

TORONTO, ONTARIO, November 4, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the third quarter ended September 30, 2008.  All dollar amounts are expressed in United States Dollars unless otherwise specified.

FINANCIAL AND OPERATING HIGHLIGHTS

Highlights for the three-and nine-month periods ended September 30, 2008 include:

•	Total revenue of $247.5 million and $940.5 million respectively.
•	Mine operating earnings of $44.4 million (after a non-recurring mark-to-market adjustment and inventory adjustment) and $414.6 million respectively.
•	Net earnings of $150.2 million, or $0.21 per share, and $255.4 million, or $0.37 per share respectively.
•	Cash flow from operations of $100.2 million, or $0.14 per share, and $414.3 million, or $0.60 per share respectively, before changes in non-cash working capital.
•	Adjusted earnings of $31.5 million, or $0.05 per share, and $257.9 million, or $0.38 per share respectively.
•	Total production of 235,406 gold equivalent ounces (GEO) and 728,124 GEO respectively.
•	Average cash costs after by-product credits of $140 per GEO and $(40) per GEO respectively.
•	Copper production of 44.4 million pounds and 130.2 million pounds respectively.

Highlights subsequent to the quarter include:

•	Further mitigated currency exposure in Brazil with additional hedging of approximately 191.2 million Reais at an average of approximately 2.4 Reais to the United States Dollar for the next two years.
•
Strengthened cash position through the sale of Yamana’s 40 per cent joint venture interest in the Rossi Mine in Nevada for total consideration of $29.2 million. The interest was non-core and sold to Barrick Gold which was the majority owner and operator of the mine.

•	Realized significant value in the Company’s copper hedge program by monetizing a portion of its longer-term contracts.

“The global economy is currently experiencing one of the most unsettled times in recent history. With the severe correction in the capital markets, and illiquidity in the credit markets, a sociopolitical and economic shift of incredible proportions is taking place,” said Peter Marrone, Chairman and CEO of

Yamana Gold. “In the context of this environment, successful companies will be the ones that are able to maintain flexibility, continue to generate cash flow, preserve capital and maximize cash balances.  At Yamana, our goal has consistently been to complement sustainable production growth with increases in cash flow, always with an eye toward preservation of cash. We remain committed to maintaining and increasing our already robust cash reserves by increasing cash flow, containing costs, mitigating expansionary capital where appropriate and divesting non-core assets.  The recent sale of our minority interest in the Rossi mine highlights Yamana’s ongoing commitment to maximizing our cash position and concentrating on our core assets.  Equally, the value of our copper hedges represents, subsequent to quarter end, the significant embedded value in other assets.  We are well positioned with cash, cash equivalents, and growth, both in production and cash flow, and other valuable assets.”

“Finally, the quarter just ended represents, in our view, the high water mark for costs in our industry and improvements in costs should begin to show as this year comes to an end,” Mr. Marrone continued.  “We are beginning to see significant decline in the cost of fuel, with oil at current levels, consumables and other products.  The appreciation of the United States Dollar against local currencies, particularly the currencies in Brazil (up approximately 26 per cent from the third quarter) and Chile (up approximately 30 per cent from the third quarter), should further assist our cost structure.”

Financial and Operating Summary

Revenue for the three-month period ended September 30, 2008 was $247.5 million and for the nine-month period was $940.5 million, representing a 78 per cent increase from the comparative nine-month period last year.

Mine operating earnings for the three-month period ended September, 30 2008 were $44.4 million (accounting for a non-recurring mark-to-market adjustment and inventory adjustment) and for the nine-month period were $414.6 million, representing a 35 per cent increase from the comparative nine-month period last year.

Net earnings for the three-month period ended September 30, 2008 were $150.2 million, or $0.21 per share, and for the nine-month period were $255.4 million, or $0.37 per share, representing a 132 per cent increase from the comparative nine-month period total last year.

Cash flow from operations, before changes in non-cash working capital items, for the three-month period ended September 30, 2008 was $100.2 million, or $0.14 per share, and for the nine-month period was $414.3 million, or $0.60 per share, representing a 51 per cent increase from the comparative nine-month period total last year.

Adjusted earnings for the three-month period ended September 30, 2008 were $31.5 million, or $0.05 per share, and for the nine-month period were $257.9 million, or $0.38 per share, representing a 38 per cent increase from the comparative nine-month period total last year. Adjusted earnings take into account only the gain or loss actually realized on the copper hedge program in the period. Certain non-recurring items for the quarter are not included in adjusted earnings such as unrealized exchange gains and losses and similar changes.

Total production for the three-month period ended September 30, 2008 was 235,406 GEO representing a 77 per cent increase from the third quarter last year.  Total production for the nine-month period was 728,124, representing a 98 per cent increase from the comparative period last year. In addition, copper production for the three-month period ended September 30, 2008 was 44.4 million pounds, representing a 33 per cent increase from the third quarter last year.  Copper production for the nine-month period was 130.2 million pounds, representing a 41 per cent increase from the comparative period last year.

By-product cash costs for the third quarter of 2008 were $140 per GEO, compared to $(339) per GEO in the third quarter last year. By-product cash costs for the nine months ended were $(40) per GEO,

compared to $(292) per GEO for the comparative period last year. Co-product cash costs for the third quarter of 2008 were $454 per GEO, compared to $332 per GEO for the previous quarter and $322 per GEO in the third quarter last year.  Co-product cash costs for the nine months ended were $385 per GEO, compared to $317 per GEO for the comparative period last year.

Overview of Financial Results

The following table presents a summary of financial information for the three and nine months ended September 30, 2008:

	Three months ended	Nine months ended
	September 30,	September 30,
(in thousands of dollars)	2008	2008
Revenues	$247,465	$940,463
Cost of sales	(159,749)	(379,635)
Depreciation, amortization and depletion	(42,357)	(142,708)
Accretion of asset retirement obligations	(989)	(3,560)

Mine operating earnings	44,370	414,560

Expenses
General and administrative and other expenses	(18,020)	(57,650)
Other losses	(6,785)	(17,871)
Operating earnings	19,565	339,039

Foreign exchange gain	45,100	2,728
Realized loss on commodity derivatives	(23,671)	(66,437)
Unrealized gain on commodity derivatives	138,930	36,451
Other business and interest expense	(40,108)	(61,703)
Earnings before income taxes and equity earnings	139,816	250,078

Income tax provision	9,146	(26,427)
Equity earnings from Minera Alumbrera	1,237	31,756
Net earnings	$150,199	$255,407

Basic earnings per share	$0.21	$0.37

Earnings Adjustments:
Stock-based compensation	-	2,570
Foreign exchange (gain) loss	(45,100)	(2,728)
Unrealized (gain) loss on derivatives	(138,930)	(36,451)
Write-off of investments	22,723	22,723
Write-off of inventory	11,063	11,063
Future income tax expense on foreign currency translation of inter corporate debt	(33,387)	(12,963)
Mark-to-market on unsettled concentrate sales	38,381	19,511
Adjusted Earnings before income tax effects	4,949	259,132

Income tax effect of adjustments on earnings	26,553	(1,201)
Adjusted Earnings	$31,502	$257,931

	Three months ended	Nine months ended
	September 30,	September 30,
(in thousands of dollars)	2008	2008
Adjusted Earnings per share	$0.05	$0.38

Cash flow from operating activities (before changes in non-cash working capital items)	$100,200	$414,335
Capital expenditures	$141,298	$416,739
Cash and cash equivalents (end of period)	$125,636	$125,636

Average realized gold price per ounce	$861	$895
Average realized silver price per ounce	$14.56	$16.59
Chapada average realized copper price per lb	$3.45	$3.64

Gold sales (ounces)	173,342	553,692
Silver sales (millions of ounces)	2.4	7.6
Chapada payable copper contained in concentrate sales (millions of lbs)	33.4	101.8

Further detail is available in Yamana’s Q3 2008 Financial Statements and Management’s Discussion & Analysis.  For complete financial disclosure and further detail about the financial results and operations please see Yamana’s Q3 2008 Financial Statements and Management’s Discussion & Analysis at www.yamana.com or www.sedar.com.

OUTLOOK

The global economy is currently experiencing one of the most unsettled times in recent history which has had an impact on many companies including those in the mining sector.  In accommodating these impacts, Yamana intends to continue to maintain flexibility, generate cash flow, preserve capital and maximize cash balances.  Yamana’s approach to delivering value to shareholders is to focus on prudent and disciplined growth, taking the time to properly develop assets, ensuring effective management of capital expenditures, generating cash flow, preserving capital, maximizing cash balances and maintaining maximum flexibility with assets.  The Company remains committed to maintaining and increasing cash reserves by increasing cash flow, containing costs, mitigating expansionary capital where appropriate and divesting non-core assets.  The Company expects improvements in costs as the cost of consumables, fuel and other products continue to decline significantly.  Also, the improved cost structure due to recent favourable movements in local currencies, particularly the currencies in Brazil and Chile, should further assist costs.

Yamana’s operating mines are primarily located in countries whose currencies have recently experienced significant volatility against the United States Dollar.  The Brazilian Real has improved from levels as low as 1.56 Reais to the United States Dollar in mid-2008.  Similarly, the Chilean Peso has improved from levels as low as 429 Pesos per United States Dollar in mid-2008. Prior to these recent favourable currency movements, significant local currency appreciation has had a substantial adverse impact on the Company’s operating costs as reported in United States Dollars in prior quarters.  In the second quarter of 2008, the Real averaged 1.66, and in the third quarter averaged 1.67.  In the second quarter of 2008, the Peso averaged 470 and in the third quarter averaged 516. However, the trend appears to have reversed and since the third quarter 2008, the United States Dollar has appreciated against the Brazilian Real and the Chilean Peso by approximately 26 per cent and 30 per cent, respectively, to levels of 2.1 Reais to the United States Dollar and 670 Pesos per United States Dollar.  The devaluation of the Real and Peso, combined with the currency hedges at levels in Brazil above current levels, along with recent and expected continuation of lower input costs (including steel, fuel, contracted services, overseas and overland freight and transport), are expected to improve Yamana’s cost structure going forward.

In an effort to reduce volatility in cost structures due to fluctuating currency exchange rates, Yamana has hedged approximately 70 per cent of its operating currency exposure at four of its mines in Brazil.  A total of approximately 435.9 Reais is now hedged for the next 2.5 years at an average rate of approximately 2.3 Reais to the United States Dollar.

In Chile, given the strong correlation between the Chilean Peso and copper prices, a weakening in the currency serves as a natural hedge to declining copper prices.  Any decrease in copper margins for the Company’s unhedged copper due to lower copper prices is significantly offset by the expected margin improvements related to its gold and silver production in Chile due to a weaker Peso. In 2009, approximately 35 per cent of Yamana’s gold production will be from mines in Chile.

Quarter over quarter, Yamana’s copper hedges may be represented as either a liability or an asset based on the level of copper prices at that time versus hedged copper prices. In either case, the liability or value of the asset remains unrealized and is reflected only as a mark-to-market adjustment in financial results. Yamana’s copper hedges represented a liability up until the end of the third quarter, and then became an asset with a significant value of over $100 million as copper prices declined after quarter-end.  Yamana took the opportunity to monetize the longer-term portion of that asset and realized proceeds of approximately $47 million, further strengthening the Company’s cash position, while maintaining the majority of its shorter-term contracts.  Further, on a quarterly basis, the Company may be impacted by provisional accounting as final pricing for concentrate sales is calculated two or three months after shipment.  This causes a delay in the impact of price movements for copper and gold concentrate sold in the following quarter.  This impact from the provisional accounting on unsettled invoices may create variability in receivables and cash flow, quarter over quarter, however this tends to become normalized over the course of a longer period.  The Company is impacted from time to time by these mark-to-market gains (or losses) from its copper hedge program, although this is a non-cash item, and does not impact, positively or negatively, the operating profit of the Company.

Total cash on hand as of present date exceeds $200 million and is supplemented by marketable assets with significant additional cash value along with cash flow from operations.  The Company is well positioned financially.

Yamana’s production plan is focused on organic growth targeting more than 1.4 million GEO in 2009, approximately 1.5 million GEO in 2010, approximately 1.6 million GEO in 2011 and more than 2.0 million GEO in 2012.  Production targets are based on existing reserves and resources and proposed increases at projects now being evaluated.  As the Company matures its projects, increases its reserves and resources and continues with feasibility work, the Company will upgrade its production plan into a more formalized mine plan for each project under evaluation.

FOURTH QUARTER 2008 GUIDANCE

The expected production increases in the fourth quarter of 2008 and in 2009 is largely driven by Gualcamayo, El Peñón, Minera Florida, and Chapada.  Gualcamayo is expected to commence production by year end.  At El Peñón, Yamana plans to be mining at an annualized level of 500,000 GEO by the end of 2008.  The company plans to create a stockpile of ore at El Peñón and produce in the range of 460,000 to 480,000 GEO in 2009. Minera Florida is also on track to complete its expansion by the end of 2008. At Chapada, production in the fourth quarter is expected to exceed each of the first three quarters of quarterly production.

UPCOMING EVENTS

Event	Expected Date
Ongoing drill programs at Mercedes and El Peñón	Throughout 2008
Production commences at Gualcamayo	Late 2008
Begin operations at São Vicente	Late 2008
Completion of Phase Two expansion at Jacobina	Late 2008
Complete Minera Florida expansion	Late 2008
Complete throughput increases at El Peñón	Late 2008
Gualcamayo feasibility level study update (QDD Lower West)	Late 2008
Feasibility level study for Mercedes	Late 2008
Complete feasibility level study for Chapada expansion	By late 2008
Complete scoping study for El Peñón mine and plant expansion	By late 2008

CONFERENCE CALL
A conference call and audio webcast is scheduled for November 5, 2008 at 11:00 a.m. EST to discuss 2008 third quarter results.

Conference Call Information:

Local and Toll Free (North America):	866-898-9626
International:	+1-416-340-2216
Participant Audio Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free Replay Call:	800-408-3053 Passcode 3272539#
Replay Call:	+1 416-695-5800 Passcode 3272539#

The conference call replay will be available from 1:00 p.m. EST on November 5, 2008 until 11:59 p.m. E.T. on November 19, 2008.

Presentation Slides

Presentation slides will be available 30 minutes prior to the call and can be found on Yamana’s website at www.yamana.com.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. The company continues to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake	Letitia Wong
Vice President, Corporate Communications	Director, Investor Relations
& Investor Relations	(416) 815-0220
(416) 815-0220	Email: investor@yamana.com
Email: investor@yamana.com

MEDIA INQUIRIES:

Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plant or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as Brazilian Real versus the US Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development, production time frames and estimated future production, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including cash cost per gold equivalent ounce (“GEO”) data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting by-product copper and zinc revenues from operating cash costs.  Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio.  Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has provided a formal reconciliation of these statistics in the Company’s Management’s Discussion and Analysis for the quarter ended September 30, 2008 available at www.sedar.com or on the Company’s website at www.yamana.com.

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (f) debt repayment expense, (g) non-controlling interest and (h) internal transaction costs. The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures.  Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.  The terms “cash flow from operations before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

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